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MANAGEMENT INFORMATION CIRCULAR Table of Contents

 Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2011

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

This Notice and Management Information Circular,
along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and Management
Information Circular or require assistance with voting your shares, please contact Laurel Hill Advisory
Group at 1-877-304-0211 or by email at assistance@laurelhillag.com.

March 24, 2011

March 24, 2011

Dear Shareholder:

You are cordially invited to attend an annual and special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") to be held at Le Centre Sheraton Montreal Hotel, Salon Jarry & Joyce, 1201 René-Lévesque Blvd. West, Montreal, Quebec, Canada on Wednesday, May 18, 2011, at 10:30 a.m. (Montreal time).

At the meeting, in addition to the annual meeting business, shareholders are being asked to approve special resolutions authorizing the Corporation to:

  1.
  amend the Restated Articles of Incorporation of the Corporation to provide that shareholder meetings may be held at certain places outside Canada; and
  2.
  amend the by-laws of the Corporation in order to, among other matters, reduce the quorum required for shareholder meetings.

Reasons

Amendment to Restated Articles of Incorporation of the Corporation

  •
  In the past two years, the majority of the Corporation's shareholder base has shifted from Canada to the United States, largely as a result of the Corporation having completed several equity financings in the United States since June 2009. In fact, the trading volume of the Corporation's shares on the NASDAQ Stock Market now surpasses trading on the Toronto Stock Exchange by a rather significant margin. In light of this increased U.S. shareholder base of the Corporation, the Board believes that it would be beneficial both to the Corporation and its shareholders to permit shareholder meetings to be held in certain key U.S. metropolitan areas or, potentially, in locations in which the Corporation's principal operating subsidiaries are headquartered, namely Warren, New Jersey, U.S.A. and Frankfurt-am-Main, Germany.

Amendment to By-Laws of the Corporation

  •
  The amendments to the general by-laws, if confirmed by the shareholders at the Meeting, will, among other things, provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by decreasing the quorum for such meetings.

  •
  The Code of General By-Laws of the Corporation has provided that the quorum for shareholder meetings shall be the holder or holders of not less than twenty percent (20%) of the outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative. Up until relatively recently, between 35% and 40% of the Corporation's issued and outstanding common shares were held by three significant shareholders who, historically, were present or represented by proxy at each of the Corporation's shareholder meetings, thereby ensuring the Corporation's 20% quorum was attained. On a few occasions in recent years, including at the 2010 annual meeting of shareholders, were it not for the votes cast by such significant shareholders, quorum would not have been attained. Given that these shareholders have, to the best of the Corporation's knowledge, since disposed of all or a substantial portion of their common shares and that their remaining holdings, if any, have been diluted substantially following the equity financings completed by the Corporation since June 2009, the Corporation now has a large number of shareholders and to its knowledge as at the date of this Circular, no longer has any shareholders holding in excess of 5% of the issued and outstanding common shares.

Therefore, in light of the Corporation's now widely-held shareholder base, and to ensure that the attainment of quorum will not be an issue in the future, the Board has approved an amendment to and restatement of the by-laws of the Corporation to reduce the quorum required for shareholder meetings to the holder or holders of not less than ten percent (10%) of the issued and outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative.

  •
  The new quorum requirement will permit shareholder meetings to be constituted so that shareholder business may be conducted on the date fixed for the meetings, by reducing the likelihood that shareholder meetings will be adjourned due to a lack of quorum. This in turn will ensure normal course of business will not be impeded and avoid increased costs and administrative delays that result from holding an adjourned meeting.

  •
  The Board believes that this lower shareholder quorum threshold is consistent with those of similarly sized, widely-held, Canadian life sciences or biopharmaceutical public companies, including a number of such Canadian companies listed on a stock exchange in the United States, and is in the best interests of the Corporation.

The accompanying Notice of Meeting and Management Information Circular provides a full description of the items to be voted upon at the meeting.

We encourage you to take the time now to complete and return the enclosed form of proxy or voting instruction form by 5 p.m. Eastern time on May 16, 2011 or any adjournment thereof to ensure that your shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you have any questions in regards to the meeting or require assistance with voting, please contact Laurel Hill Advisory Group toll-free at 1-877-304-0211 or via email at assistance@laurelhill.com.

The Board of Directors of the Corporation Recommends that Shareholders Vote
FOR
All Proposed Resolutions.
Your vote is important, regardless of the number of shares you own. Vote Your Shares Today.

Thank you for your continued support.

Yours very truly,

(signed) Juergen Ernst Chairman of the Board of Directors	(signed) Juergen Engel President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") will be held at Le Centre Sheraton Montreal Hotel, Salon Jarry & Joyce, 1201 René-Lévesque Blvd. West, Montreal, Quebec, Canada on Wednesday, May 18, 2011, at 10:30 a.m. (Montreal time) for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2010, together with the auditors' report thereon;
2.
to elect directors;
3.
to consider and, if deemed advisable, to adopt a special resolution authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend the Restated Articles of Incorporation of the Corporation to provide that shareholder meetings may be held at certain places outside Canada;
4.
to consider and, if deemed advisable, to adopt an ordinary resolution confirming the repeal of the existing Code of General By-Laws of the Corporation and its replacement by a new By-Law One, enacted and approved by the Board of Directors on March 22, 2011;
5.
to appoint auditors and authorize the directors to determine their compensation; and
6.
to transact such other business as may properly come before the meeting.

The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is March 24, 2011.

As shareholders of Aeterna Zentaris, it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By order of the Board of Directors,

Elliot Shapiro
Corporate Secretary
Montreal, Quebec, Canada, March 24, 2011

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) at the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.

Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1 — INTRODUCTION

This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions. Furthermore, the Corporation has appointed Laurel Hill Advisory Group ("Laurel Hill") as its soliciting agent pursuant to an agreement entered into between the Corporation and Laurel Hill on January 17, 2011. Laurel Hill is entitled to receive a fixed fee of CAN$25,000 plus variable fees. The costs of this solicitation of proxies will be borne by the Corporation. Laurel Hill has established the following toll-free telephone line to answer shareholders' questions in relation to the Meeting: 1-877-304-0211.

Information contained in this Circular is given as of March 24, 2011 unless otherwise specifically stated. The Corporation's directors and executive officers are generally paid in their home country currency. All directors' and executive compensation information included in this Circular is presented in US dollars, unless otherwise indicated, and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following average exchange rates: for the financial year ended December 31, 2010: €1.000 = US$1.326 and CAN$1.000 = US$0.970; for the financial year ended December 31, 2009: €1.000 = US$1.388 and CAN$1.000 = US$0.876$; and for the financial year ended December 31, 2008: €1.000 = US$1.464 and CAN$1.000 = US$0.937.

SECTION 2 — INFORMATION CONCERNING VOTING AT THE MEETING

2.1  Your Vote is Important

As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These security holder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.

2.2  Voting

You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.

You can choose from among three different ways to vote your Common Shares by proxy:

  1.
  by telephone;
  2.
  on the Internet; or
  3.
  by mail.

The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3  How to Vote — Registered Shareholders

You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Telephone

Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call toll-free in Canada 1-866-732-VOTE (8683) and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 16, 2011.

  On the Internet

Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 16, 2011.

  By Mail

Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 16, 2011 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 30 of this Circular.

If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

Please see the section titled "Completing the Form of Proxy" for more information.

  In Person at the Meeting

You do not need to complete or return your form of proxy.

You will receive an admission ticket at the Meeting upon registration at the registration desk.

2.4  How to Vote — Non-Registered Shareholders

The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder ("Beneficial Owner") if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). Issuers can request and obtain a list of their NOBOs from their nominees via their transfer agents, pursuant to National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. Aeterna Zentaris has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction from the Transfer Agent, Computershare. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by any other voting methods described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including NI 54-101, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

  By Proxy

Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

  In Person at the Meeting

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

2.5  Completing the Form of Proxy

You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to all other matters to be voted upon. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize Juergen Ernst or Juergen Engel, respectively the Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.

If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.

2.6  Changing your Vote

In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at the Corporation's registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

SECTION 3 — VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1  Voting Shares and Quorum

As of March 24, 2011, there were 85,265,033 Common Shares issued and outstanding. Shareholders of record on March 24, 2011 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 24, 2011 during usual business hours at the Montreal office of the Corporation's registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting.

A quorum is present at the Meeting if the holders of not less than 20% of the Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present within thirty (30) minutes of the opening of the Meeting, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

3.2  Principal Shareholders

As of March 24, 2011, to the knowledge of the officers and directors of the Corporation based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4 — PRESENTATION OF THE FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009, 2008 and the auditors' report thereon will be submitted at the Meeting.

SECTION 5 — ELECTION OF DIRECTORS

The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the seven persons named in the table appearing on page 6 of the Circular (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the eight nominees whose names are set out in the table immediately following this paragraph. Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Aubut, Marcel Quebec, Canada	Managing Partner Heenan Blaikie Aubut LLP (law firm)	1996	112,500
Dorais, José P.(2) Quebec, Canada	Partner Miller Thomson Pouliot LLP (law firm)	2006	—
Engel, Juergen Alzenau, Germany	President and Chief Executive Officer, Aeterna Zentaris Inc.	2003	89,779
Ernst, Juergen, MBA(2) Brussels, Belgium	Chairman of the Board Aeterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	58,850
Lapalme, Pierre(3) Quebec, Canada	Corporate Director	2009	—
Limoges, Gérard, FCA(3) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	9,000

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Michael Meyers(4) New York, USA	Chief Executive Officer and Chief Investment Officer Arcoda Capital Management LP (a private investment fund manager)	2011	408,862(5)

(1)
The Corporation does not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning common shares of the Corporation over which such persons exercise control or direction. This information was provided to the Corporation by the nominees individually.
(2)
Member of the Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee").
(3)
Member of the Audit Committee.
(4)
Michael Meyers was appointed to the Board on March 22, 2011.
(5)
Shares beneficially owned by certain investment funds managed by Arcoda Capital Management LP (the "Arcoda Funds"), for which Mr. Meyers acts as Chief Executive Officer and Chief Investment Officer. The number of shares excludes warrants to acquire Common Shares also held by the Arcoda Funds representing an additional 546,097 Common Shares issuable at exercise prices ranging from $1.3725 to $2.06 and with expiration dates ranging from December 23, 2011 until June 21, 2015.

Mr. Michael Meyers is the only candidate for election as director who was not elected as director at the Corporation's 2010 annual meeting of shareholders and his biographical information is set forth below.

Michael Meyers, M.P.H. is a co-founding member, Chief Executive Officer and Chief Investment Officer of Arcoda Capital Management LP ("Arcoda"), a private investment fund manager. Prior to founding Arcoda in 2007, Mr. Meyers was a Partner and Portfolio Manager of two other money management firms located in New York. Between 2000 and 2003 Mr. Meyers was a Managing Director, Partner and Director of a life sciences venture capital firm located in New York and Zurich, Switzerland. Between 1997 and 2000, Mr. Meyers was Director, Biotechnology and Pharmaceutical Investment Banking at Merrill Lynch & Co. Between 1993 and 1997, Mr. Meyers was Vice President, Health Care Investment Banking at Cowen & Company. Prior to Cowen & Company, Mr. Meyers was Special Assistant to the Chief Executive Officer of St. Barnabas Hospital System. Mr. Meyers began his career as a Biotechnology and Medical Device Research Associate at Hambrecht & Quist in New York. Mr. Meyers holds an M.P.H. in Health Policy and Management from Columbia University and an A.B. in Biology from Brandeis University in Massachusetts. Mr. Meyers has also served on the Board of Directors of six companies at various times.

To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation, except as described below:

  a)
  is, as at the date of this Circular or has been, within the ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity:
  i)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
  ii)
  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
  iii)
  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
  b)
  has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Marcel Aubut served as a director of Albums DF Ltée from September 5, 1997 to September 16, 2003. This company became bankrupt on December 6, 2003.

Mr. Pierre Lapalme served as a director of Bioxel Pharma Inc. from October 2003 to January 2009. In December 2008, Bioxel Pharma filed a petition seeking protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and, following the court-approved sale of its assets under the CCAA in March 2009, the company made a voluntary assignment under the Bankruptcy and Insolvency Act (Canada) in April 2009.

Mr. Gérard Limoges has served since 1999 as a director of Supratek Pharma Inc., a company that received Court protection under the CCAA in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009.

SECTION 6 — DISCLOSURE OF COMPENSATION

6.1  Remuneration of Directors

The compensation paid to the Corporation's directors is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Corporation's directors with those of its shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. This compensation is recommended to the Board by the Governance Committee. During the most recently completed financial year, the Governance Committee was composed of three (3) directors, each of whom is independent, namely Messrs. Pierre MacDonald, José P. Dorais and Juergen Ernst. One of the members of the Governance Committee, Juergen Ernst, is the Chairman of the Board and the current Chairman of the Governance Committee, Mr. MacDonald, is not standing for re-election as a director at the Meeting.

The Board has adopted a formal mandate for the Governance Committee, which is appended to this Circular as Schedule D and is also available on the Corporation's website at www.aezsinc.com. The mandate of the Governance Committee provides that it is responsible for (i) assisting the Board in developing the Corporation's approach to corporate governance issues, (ii) proposing new Board nominees, (iii) assessing the effectiveness of the Board and its committees, their respective chairs and individual directors and (iv) making recommendations to the Board with respect to directors' compensation.

In light of prevailing economic and market conditions, as well as the various ongoing cost-saving measures implemented by the Corporation in the past two years, the Governance Committee recommended and the Board approved a reduction to directors' and committee members' retainers and attendance fees, such reduction having taken effect as of January 1, 2010.

The Corporation did not employ the services of any external compensation consultant in or with respect to the financial year ended December 31, 2010.

6.1.1    Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid on a quarterly basis to the members of the Board who are not employees of the Corporation or its subsidiaries ("Outside Directors") on the following basis:

Type of Compensation	Annual Compensation for the year 2010 (in units of home country currency)

Chairman's Retainer	45,000

Vice Chairman's Retainer(1)	15,000

Board Retainer	15,000

Board Meeting Attendance Fees	1,000 per meeting

Audit Committee Chair Retainer	15,000

Audit Committee Member Retainer	4,000

Audit Committee Meeting Attendance Fees	1,000

Governance Committee Chair Retainer	12,000

Governance Committee Member Retainer	2,000

Governance Committee Meeting Attendance Fees	1,000

(1)
There is currently no Vice Chairman of the Board.

All amounts in the above table are paid to Board and committee members in their home country currency.

The President and Chief Executive Officer is the only member of the Board who is not an Outside Director. Therefore, he is not compensated in his capacity as a director. The Chairman is an Outside Director and is compensated as such. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

The number of Board and committee meetings held during the year ended December 31, 2010 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2    Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2010:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd- yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd- yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date (mm-dd- yyyy)	Number of Shares or Units of Shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)

Aubut, Marcel	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	15,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	17,550	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	15,400	—	—	—

	12-08-2010	30,000	1.52	12-07-2020	6,000

Dorais, José P.	12-08-2010	30,000	1.52	12-07-2020	6,000	—	—	—

Ernst, Juergen	02-25-2005	15,000	5.09	02-24-2015	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	11-14-2008	100,000	0.65	11-13-2018	107,000	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	17,550	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	15,400	—	—	—

	12-08-2010	30,000	1.52	12-07-2020	6,000	—	—	—

Lapalme, Pierre	12-09-2009	20,000	0.95	12-08-2019	15,400	—	—	—

	12-08-2010	30,000	1.52	12-07-2020	6,000	—	—	—

Limoges, Gérard	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	17,550	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	15,400	—	—	—

	12-08-2010	30,000	1.52	12-07-2020	6,000	—	—	—

MacDonald, Pierre	12-04-2001	5,000	6.18	12-31-2011	—	—	—	—

	12-16-2002	24,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	30,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	15,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	15,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	5,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	15,000	0.55	12-08-2018	17,550	—	—	—

	12-09-2009	20,000	0.95	12-08-2019	15,400	—	—	—

	12-08-2010	30,000	1.52	12-07-2020	6,000	—	—	—

(1)
The number of securities underlying unexercised options represent all awards outstanding as at December 31, 2010.
(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the last trading day of the fiscal year (December 31, 2010) of CAN$1.72 and the exercise price of the options, multiplied by the number of unexercised options.

See "Summary of the Stock Option Plan" below for more details on the Stock Option Plan (as defined below).

6.1.3    Total Compensation of Outside Directors

The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2010 (all amounts are in US dollars):

	Fees earned ($)
	Retainer(1)	Attendance(1)	Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
Name			($)	($)	($)	($)	($)	($)

Aubut, Marcel	14,550	3,395	—	35,793	—	—	—	53,738

Byorum, Martha(4)	6,942	2,000	—	—	—	—	—	8,942

Dorais, José P.	16,490	6,305	—	35,793	—	—	—	58,588

Ernst, Juergen	82,212	7,956	—	35,793	—	—	2,652	128,613

Lapalme, Pierre(5)	18,430	7,275	—	35,793	—	—	1,940	63,438

Laurin, Pierre(6)	6,025	2,910	—	—	—	—	—	8,935

Limoges, Gérard	29,100	8,245	—	35,793	—	—	1,940	75,078

MacDonald, Pierre(7)	30,070	5,820	—	35,793	—	—	—	71,683

Martin, Gerald J.(8)	5,481	2,000	—	—	—	—	—	7,481

(1)
These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.
(2)
The value of option-based awards represents the closing price of the Common Shares on the TSX at the date of grant (CAN$1.52, equivalent to US$1.47) for options granted on December 8, 2010 multiplied by the Black-Scholes factor as at such date (80.921% for options granted on December 8, 2010) and the number of stock options granted in 2010.
(3)
These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.
(4)
Martha Byorum was a director of the Corporation from 2001 until May 13, 2010. She did not stand for re-election at the annual and special meeting of shareholders held on May 13, 2010.
(5)
Pierre Lapalme was appointed member of the Audit Committee on May 13, 2010.
(6)
Pierre Laurin was a director of the Corporation from 1998 to May 13, 2010. He did not stand for re-election as director at the annual and special meeting of shareholders held on May 13, 2010.
(7)
Pierre MacDonald ceased to act as Vice Chairman of the Board as of May 13, 2010. Mr. MacDonald is not standing for re-election as a director at the Meeting.
(8)
Gerald J. Martin was a director of the Corporation from 2006 to May 13, 2010. He did not present himself for re-election as director at the annual and special meeting of shareholders held on May 13, 2010 and therefore ceased to be a director.

During the financial year ended December 31, 2010, the Corporation paid an aggregate amount of $261,738 to all of its Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2010. Outside Directors are paid in their home country currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

6.2    Compensation of Executive Officers

6.2.1    Determining Compensation

6.2.1.1    Governance Committee

Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Governance Committee. The Board believes that the members of the Governance Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate.

Among other matters, the mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

The Governance Committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.

Thus, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation's senior officers, including recommending their compensation. The Board, which includes the members of the Governance

Committee, reviews the Chief Executive Officer's corporate goals and objectives and evaluates his performance and compensation in light of such goals and objectives.

The Governance Committee did not employ the services of any external compensation consultant with respect to the financial year ended December 31, 2010.

While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

6.3    Compensation Discussion & Analysis

6.3.1    Compensation Philosophy and Objectives

The Corporation's executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation's shareholders by:

•
providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•
providing executives with an equity-based incentive plan, namely a stock option plan;

•
aligning employee compensation with company corporate objectives; and

•
attracting and retaining highly qualified individuals in key positions.

6.3.2    Benchmarking

In order to attain the Corporation's objectives of providing market competitive compensation opportunities, the Corporation's executive compensation plan, based on a study provided by AON Consulting (and updated annually), is benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the "Reference Group"). The Corporation did not, however, pay AON Consulting any fee or other remuneration in 2010. An overview of the characteristics of the Reference Group is provided in the following table:

(In millions of US$)

	Aeterna Zentaris	Survey Reference Group

Location	North America and Europe	North America

Industries	Biopharmaceutical	Biopharmaceutical

Revenues Last fiscal year	63.24(1)	54.67(2)

Market Capitalization As at October 30, 2010	104.76	309.62

Net Loss Last fiscal year	24.72(1)	45.15(2)

(1)
For the year ended December 31, 2009.
(2)
The Reference Group for the financial year ended December 31, 2010 was selected in October 2010 and these data are based on their most recently completed fiscal year at such time.

The Reference Group used in respect of the financial year ended December 31, 2010 was composed of the following companies: Acadia Pharmaceuticals Inc.; Acorda Therapeutics Inc.; Array Biopharma Inc.; Caraco Pharmaceutical Labs; BioSanté Pharmaceuticals, Inc.; Cell Therapeutics Inc.; Enzon Pharmaceuticals Inc.; Genomic Health Inc.; Ista Pharmaceuticals Inc.; Ligand Pharmaceuticals Inc.; Neurocrine Biosciences Inc.; Nps Pharmaceuticals Inc.; Salix Pharmaceuticals Ltd; Savient Pharmaceuticals Inc.; and Xoma Ltd.

6.3.3    Positioning

The Corporation's compensation policy is for executive compensation to be generally aligned with the 50th percentile of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. The total cash target payment for the Corporation's executive officers generally falls within the market 50th percentile competitive range.

6.3.4    Compensation Elements

An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

The Corporation's executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

The Corporation's current executive compensation program is comprised of the following four basic components:

(i)
base salary;
(ii)
non-equity incentives — consisting of a cash bonus linked to both individual and corporate performance;
(iii)
long-term compensation — consisting of the Corporation's stock option plan established for the benefit of its directors, executive officers and employees (the "Stock Option Plan"); and
(iv)
other elements of compensation — consisting of benefits, perquisites and retirement benefits.

6.3.5    Base Salary

Salaries of the Corporation's executive officers are based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of executive salaries in the Reference Group. In determining individual base salaries, the Governance Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Governance Committee also takes into consideration the fulfillment of the corporate objectives of the Corporation as well as the individual performance of the executive.

6.3.6    Short-Term Non-Equity Incentive Compensation

The short-term non-equity incentive compensation plan sets out the allocation of incentive awards based on the financial results and the advancement of the Corporation's product development and strategic objectives. These objectives are set at the beginning of each financial year as part of the annual review of corporate strategies.

In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of cash incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as the performance of the Corporation.

For the financial year ended December 31, 2010, the Governance Committee recommended, and the Board approved, in the best interests of the Corporation given its financial situation, albeit improved as compared to the end of 2009, and also taking into consideration the ongoing cost saving measures implemented by the Corporation in the past two years, that, to the extent earned, a maximum of 50% of an executive officers' maximum bonus be paid in cash in respect of the year 2010 (paid in 2011), while the remainder of any earned bonus be payable in the form of stock options (as had been done in 2009 as to 100% of any earned bonus) on a dollar-for-dollar basis, as adjusted based on each senior executive's individual performance. The US$ or C$ amount of the non-cash bonus was determined to be paid in the form of stock options to vest in equal one-third tranches at six-month intervals, with the first one-third to vest on the six-month anniversary of the date of grant, in order to allow these grants to serve their purpose as partial replacement for annual cash bonuses. For the Corporation's European executives, the number of options was determined to be "grossed-up" by a multiple of 1.35 to reflect the US$ to € exchange rate. See "Summary of the Stock Option Plan" below for more details on the Stock Option Plan.

For the financial year ended December 31, 2010, cash bonuses paid to all of our executive officers under our short-term non-equity incentive compensation plan represented 49% of the target payout established by the Governance Committee under such plan. Similarly, stock options granted to our executive officers under the same short-term non-equity incentive compensation plan, in partial replacement of the remainder of any earned cash bonuses, represented 69.5% of the target payout previously established by the Governance Committee.

The total number of stock options granted for 2010 as partial replacement for the remainder of any earned cash bonuses was relatively high since they included an additional bonus award made to the President and Chief Executive Officer and also due to the 1.35 "gross-up" to the base number of options granted to European executives to reflect the US$ to € exchange rate.

6.3.7    Long-Term Equity Compensation Plan of Executive Officers

The long-term component of the compensation of the Corporation's executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options generally vest over a period of three years, however, as mentioned in Section 6.3.6 above, the vesting schedule for the options granted to senior executives in December 2010 was accelerated from three years to 18 months since the grants were intended to serve as a partial replacement for a certain portion of earned cash bonuses. Stock options are usually granted to executive officers in December of each year.

Summary of the Stock Option Plan

The Corporation established the Stock Option Plan in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Corporation. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the Corporation's securities are then traded and with all relevant securities legislation.

Individuals eligible to participate under the Stock Option Plan are determined from time to time by either the Board or the Governance Committee.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the "Outside Expiry Date"). The Board or the Governance Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX and the NASDAQ Stock Market (the "NASDAQ") on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be, although, as described above, a certain number of stock options granted to executive officers in the past two years have an accelerated vesting schedule of 18 months.

Unless the Board or the Governance Committee decides otherwise, option holders cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event an option holder who is an officer or employee resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, the date on which such optionee ceases to be a member of the relevant board of directors; (ii) six months following the date on which employment is terminated as a result of the death of an option holder who is an officer or employee and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant board of directors by reason of death; (iii) 30 days following the date on which an option holder's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the option holder; and (iv) where the option holder is a service supplier, 30 days following the date on which such option holder ceases to act as such, for any cause or reason (each, an "Early Expiry Date").

The Stock Option Plan also provides that, if the expiry date of an option(s) (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Corporation's securities is restricted in accordance with its corporate policies.

Option holders may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

In the event that, at any time, an offer to purchase is made to holders of all Common Shares, notice of such offer shall be given by the Corporation to each optionee and all unexercised options will become exercisable immediately at their respective exercise prices, but only to the extent necessary to enable optionees to tender their Common Shares in response to such offer.

The Stock Option Plan currently provides that the following amendments may be made to the Stock Option Plan upon approval of each of the Board and the Corporation's shareholders as well as receipt of all required regulatory approvals:

•
any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•
any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•
any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•
the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•
the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

•
with respect to any option holder whether or not such option holder is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

  •
  any reduction in the exercise price of any option after the option has been granted, or

  •
  any cancellation of an option and the re-grant of that option under different terms;

•
any extension to the term of an option beyond its Outside Expiry Date to an option holder who is an "insider" (except for extensions made in the context of a "blackout period");

•
any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•
the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

•
any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further currently provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•
amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•
amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any option holder, or the extension of an option beyond the Outside Expiry Date in respect of any option holder who is a "non-insider" of the Corporation;

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•
discontinuing or terminating the Stock Option Plan; and

•
any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as at March 24, 2011, represented 9,720,213 Common Shares. There are currently 6,807,463 options outstanding under the Stock Option Plan representing approximately 7.98% of all issued and outstanding Common Shares.

Under the Stock Option Plan, (i) the number of securities issued to insiders, at any time, or issuable within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities and (ii) no single option holder may hold options to purchase, from time to time, more than 5% of the Corporation's issued and outstanding Common Shares.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each of the Corporation's President and Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation during the most recently completed financial year (collectively, the "Named Executive Officers") as of December 31, 2010:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm-dd-yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (CAN$)	Option Expiration Date (mm-dd-yyyy)	Value of Unexercised In-the-money Options(2) (CAN$)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share-based Awards that have Not Vested ($)

Engel, Juergen	02-20-2003	60,000	2.43	12-31-2012	—	—	—	—

	12-11-2003	60,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	100,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	50,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	50,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	50,000	1.82	12-10-2017	—	—	—	—

	11-14-2008	200,000	0.65	11-13-2018	214,000	—	—	—

	12-08-2008	75,000	0.55	12-08-2018	87,750	—	—	—

	12-09-2009	165,000	0.95	12-08-2019	127,050	—	—	—

	12-08-2010	222,750	1.52	12-07-2020	44,550	—	—	—

Turpin, Dennis	12-04-2001	30,000	6.18	12-04-2011	—	—	—	—

	11-01-2002	90,000	3.94	10-31-2012	—	—	—	—

	12-16-2002	50,000	3.68	12-15-2012	—	—	—	—

	12-11-2003	60,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	90,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	50,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	50,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	50,000	1.82	12-10-2017	—	—	—	—

	12-09-2009	115,000	0.95	12-08-2019	88,550	—	—	—

	12-08-2010	56,850	1.52	12-07-2020	11,370	—	—	—

Blake, Paul	07-27-2007	45,000	3.05(3)	07-26-2017	—	—	—	—

	12-11-2007	50,000	1.82(3)	12-10-2017	—	—	—	—

	12-08-2008	50,000	0.55	12-08-2018	58,500	—	—	—

	12-09-2009	110,000	0.95	12-08-2019	84,700	—	—	—

	12-08-2010	64,050	1.52	12-07-2020	12,810	—	—	—

Seeber, Matthias	02-20-2003	15,000	2.43	12-31-2012	—	—	—	—

	12-11-2003	45,000	1.74	12-10-2013	—	—	—	—

	12-14-2004	50,000	5.83	12-13-2014	—	—	—	—

	12-13-2005	40,000	3.53	12-12-2015	—	—	—	—

	01-04-2007	30,000	4.65	01-03-2017	—	—	—	—

	12-11-2007	25,000	1.82	12-10-2017	—	—	—	—

	12-08-2008	30,000	0.55	12-08-2018	35,100	—	—	—

	12-09-2009	85,000	0.95	12-08-2019	65,450	—	—	—

	12-08-2010	51,975	1.52	12-07-2020	10,395	—	—	—

Pelliccione, Nicholas J.	05-07-2007	25,000	3.96(3)	05-06-2017	—	—	—	—

	12-11-2007	50,000	1.82(3)	12-10-2017	—	—	—	—

	12-08-2008	20,000	0.55	12-08-2018	23,400	—	—	—

	12-09-2009	60,000	0.95	12-08-2019	46,200	—	—	—

	12-08-2010	50,000	1.52	12-07-2020	10,000	—	—	—

(1)
The number of securities underlying unexercised options represents all awards outstanding at December 31, 2010.
(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day of the year (December 31, 2010) of CAN$1.72 and the exercise price of the options, multiplied by the number of unexercised options.
(3)
These amounts are expressed in US dollars.

6.4  Incentive Plan Awards — Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2010.

Name	Option-based awards — Value vested during the year(1) (CAN$)	Share-based awards — Value vested during the year (CAN$)	Non-equity incentive plan compensation — Value earned during the year (CAN$)

Engel, Juergen	118,767	—	—

Turpin, Dennis	37,183	—	—

Blake, Paul	50,734	—	—

Seeber, Matthias	46,283	—	—

Pelliccione, Nicholas J.	25,467	—	—

(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX and the exercise price on such vesting date.

6.5  Other Forms of Compensation

6.5.1    Benefits and Perquisites

The Corporation's executive employee benefits program also includes life, medical, dental and disability insurance. Perquisites consist of a car allowance and human resources counseling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.

6.5.2    Pension Plan

One of the Corporation's Named Executive Officers, namely Dr. Juergen Engel, the President and Chief Executive Officer, participates in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve months during the first five working years after initial participation in this plan and increase by 0.4% for each additional year of employment.

As the normal retirement age is 65 years, first payments under the pension plan were made to Dr. Engel as of September 1, 2010. The following table shows total annual pension benefits payable to Dr. Engel pursuant to this plan. Upon the death of a participant, the surviving spouse and/or children of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits.

Defined Benefit Plans Table as at December 31, 2010

	Number of years of credited service (#)	Annual benefits payable
				Accrued obligation at start of year ($)(1)	Compensatory change ($)(1)	Non- compensatory change ($)(1)	Accrued obligation at year end ($)(1)(2)
Name		At year end ($)(1)	At age 65 ($)(1)

Engel, Juergen	34	201,508	201,508	3,355,592	34,605	—	3,323,028

(1)
By way of exception to other currency conversions in this Circular, all amounts in the above table have been converted from euros to US$ based on the exchange rate on December 31, 2010, which was €1.000 = US$1.3391.
(2)
In addition to compensatory and non-compensatory changes described in the table above, the figure in the column "Accrued obligation at year end" was further reduced by an amount of $67,169 representing mandatory pension payments made to Dr. Engel after age 65 commencing on September 1, 2010.

6.5.3    Employer Contribution to Employees' Retirement Plan

In 2008, the Board approved a plan whereby the Corporation would contribute to its employees' retirement plans both in Canada (RRSP) and the United States (401(k)) to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for employees under 50 years old. The plan also includes a contribution for employees over 50 years old up to a maximum of $10,250 for Canadian employees and $11,000 for those in the United States. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds (DUPK/RUK). The Corporation's executive officers, including the Named Executive Officers, are eligible to participate in the aforementioned employer-contribution plans to the same extent and in the same manner as all other employees of the Corporation.

6.5.4    Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2010, 2009 and 2008.

For compensation related to previous years, please refer to the Corporation's management information circulars filed with the Canadian securities regulatory authorities and available at www.sedar.com and furnished to the U.S. Securities and Exchange Commission and available at www.sec.gov.

SUMMARY COMPENSATION TABLE

					Non-equity incentive plan compensation
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards(1) ($)	Annual incentive plan ($)	Long-term incentive plans ($)	Pension Value ($)	All other compensation(2) ($)	Total compensation ($)

Engel, Juergen	2010	419,348(3)	—	265,763	109,395	—	34,605	68,593(4)	897,704
President and CEO	2009	458,040	—	79,497	—	—	431,110	3,209(5)	971,856
	2008	405,925(6)	—	67,777	248,093(7)(8)	—	473,277	3,366(5)	1,198,438

Turpin, Dennis	2010	309,978(3)	—	67,828	55,169	—	—	7,518(9)	440,493
Senior Vice	2009	284,700	—	55,407	—	—	—	—	340,107
President and CFO	2008	317,352	—	—	30,000(8)	—	—	95,780(10)	443,132

Blake, Paul	2010	359,876(3)	—	76,418	64,050	—	—	11,000(11)	511,344
Senior Vice President	2009	366,000	—	52,998	—	—	—	10,250(11)	429,248
and Chief Medical Officer	2008	355,250	—	10,788	135,000(8)	—	—	10,250(11)	511,288

Seeber, Matthias	2010	288,162(3)	—	62,011	51,051	—	—	38,217(5)	439,441
Senior Vice President,	2009	306,748	—	55,407	—	—	—	54,300(5)	416,455
Administration and Legal Affairs	2008	307,372	—	6,473	120,755(7)	—	—	61,881(5)	496,481

Pelliccione, Nicholas J.	2010	311,992(3)	—	59,655	50,001	—	—	11,000(11)	432,648
Senior Vice President	2009	317,300	—	28,908	—	—	—	8,250(11)	354,458
Regulatory Affairs and Quality Assurance	2008	317,300	—	4,315	70,000(8)	—	—	10,250(11)	401,865

(1)
The value of the option-based awards represents the closing price of the Common Shares on the TSX at the date of grant (CAN$1.52 equivalent to US$1.47 for options granted on December 8, 2010, CAN$0.95 equivalent to US$0.83 for options granted on December 9, 2009, and CAN$0.55 equivalent to US$0.52 for options granted on December 8, 2008 and CAN$0.65 equivalent to US$0.61 for options granted on November 14, 2008) multiplied by the Black-Scholes factor as at such date (80.921% for options granted on December 8, 2010, 57.895% for options granted on December 8, 2009 and 41.82% for options granted on December 8, 2008 and 42.31% for options granted on November 14, 2008) and the number of stock options granted in 2010, 2009 and 2008.
(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2010. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable. In the case of the President and CEO, "All Other Compensation" also includes mandatory pension payments paid to him commencing in 2010. See note (4) below.
(3)
In 2010, the Named Executive Officers agreed to a voluntary reduction in salary between May 1, 2010 and August 31, 2010.

(4)
Represents DUPK/RUK (Germany) employer contributions to Dr. Engel's retirement savings plans from January 1, 2010 to August 31, 2010. Although the Corporation does not generally view employer contributions to employees' and executives' retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure. The reported amount also includes $67,169 in mandatory pension payments made to Dr. Engel after attaining age 65 commencing on September 1, 2010. See Section 6.5.2, "Pension Plan", above.
(5)
Represents DUPK/RUK (Germany) employer contributions to Dr. Engel's and Mr. Seeber's retirement savings plans. Although the Corporation does not generally view employer contributions to employees' and executives' retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.
(6)
Represents Dr. Engel's annual base salary as Executive Vice President and Chief Scientific Officer that was paid to him up until September 1, 2008 plus an adjusted annual base salary following his appointment as President and CEO between September 1 and December 31, 2008.
(7)
Includes special bonuses paid to Dr. Engel and Mr. Seeber in connection with the negotiation, management and successful completion of two important transactions in 2008, namely the monetization of Cetrotide® and the sale of all rights related to Impavido®.
(8)
Includes a one-time cash payment of $10,000 that was awarded in March 2008 to the Named Executive Officers with the exception of Mr. Seeber. This award, to have been used solely to purchase the Corporation's Common Shares on the NASDAQ, was granted by the Board in order to encourage share ownership of the Corporation's Common Shares by senior management.
(9)
Represents RRSP employer contribution to Mr. Turpin retirement savings plan. Although the Corporation does not generally view employer contributions to employees' and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.
(10)
Represents $91,765 of relocation costs and $4,015 in employer's contribution to Mr. Turpin's 401(k) retirement savings plan. Although the Corporation does not generally view employer contributions to employees' and executives retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.
(11)
Represents 401(k) employer contributions to Messrs. Blake's and Pelliccione's retirement savings plans. Although the Corporation does not generally view employer contributions to employees' and executives' retirement savings plans as perquisites or benefits since such contributions are available to all employees, it has decided to voluntarily disclose the amounts of such employer contributions to the Named Executive Officers in the above table in order to provide fulsome disclosure.

6.5.5    Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation's executive compensation policy described in Section 6.2, "Compensation of Executive Officers", and the President and Chief Executive Officer participates together with the other Named Executive Officers in all of the Corporation's incentive plans.

Dr. Engel's total earned salary for 2010 was $419,348, which places him approximately 12.1% below the 50th percentile in relation to the companies in the Reference Group.

The Governance Committee recommended, and the Board approved, in the best interests of the Corporation given its financial situation, as well as the cost-saving measures implemented by the Corporation, that a maximum of 50% of the CEO's bonus be paid in cash in respect of the year 2010, while the remainder of the bonus be payable in the form of stock options based on his individual performance. Dr. Engel received 50% of his target cash bonus for 2010, amounting to $109,395, for his performance in the context of the Corporation's objectives.

In addition, the President and Chief Executive Officer was awarded a grant of 222,750 stock options on December 8, 2010 (at an exercise price of CAN$1.52) for his exceptional performance in leading the Corporation to attain its objectives in 2010. The terms of such grant provide for accelerated vesting conditions, in order to allow these grants to serve their purpose as a partial replacement for annual cash bonuses. See Section 6.3.7, "Long-Term Compensation Plan of Executive Officers — Summary of the Stock Option Plan", for a complete description of our Stock Option Plan.

6.6  Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2010, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights(1) (CAN$)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by securityholders	6,852,013	2.56	2,658,997

Equity compensation plans not approved by securityholders	679,745(2)	1.93	—

Total:	7,531,758	2.50	2,658,997

(1)
On February 2, 2007, the TSX definitively approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan in order to reflect the one-time special distribution in kind of all of the Corporation's 11,052,996 Subordinate Voting Shares of the capital of Atrium Innovations Inc. distributed to the Corporation's shareholders on a pro rata basis. This special distribution was completed on January 2, 2007, although the "ex-distribution" date in respect thereof was December 27, 2006. The adjustment was a reduction in the exercise price of all outstanding stock options of $2.02 per Common Share.
(2)
Consists entirely of compensation warrants to purchase Common Shares issued by the Corporation in June 2009, October 2009, June 2010 and April 2010 to an agent and certain of its representatives in connection with two public offerings of securities. The Corporation's consolidated financial statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2010 contain a detailed description of such compensation warrants.

6.7    Performance Graph

On December 31, 2010, the closing price of a Common Share on the TSX was CAN$1.72. The following graph shows the cumulative return of a CAN$100 investment in the Common Shares made on December 30, 2005 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

	12-30-2005	12-29-2006	12-31-2007	12-31-2008	12-31-2009	12-31-2010

Aeterna Zentaris (TSX)	CAN$100	CAN$170	CAN$55	CAN$21	CAN$31	CAN$62

S&P/TSX Composite	CAN$100	CAN$115	CAN$123	CAN$80	CAN$104	CAN$119

On January 2, 2007, the Corporation effected a one-time special distribution in kind of all of its 11,052,996 Subordinate Voting Shares of the capital of Atrium Innovations Inc. on a pro rata basis to its shareholders. The "ex-distribution" date for the special distribution was December 27, 2006.

The trend shown by the performance graph set forth above represents a decline in cumulative total shareholder return until year-end 2008 with the exception of a peak at year-end 2006 and a subsequent moderate increase up to December 31, 2010. During the first four years of the period, the total compensation (salary and bonuses) paid to the Named Executive Officers steadily increased in order to generally bring the compensation package of the Named Executive Officers up to the median of executive pay in the Reference Group. However, in December 2009, the Governance Committee recommended, and the Board approved, in light of then prevailing economic and market conditions, as well as the cost-saving measures implemented by the Corporation, that no cash bonuses be paid in respect of the year 2009 and that, for the year 2010, a maximum of 50% of an executive officer's bonus be paid in cash. Therefore, due to the absence of bonus payments in 2009, total compensation paid to the Named Executive Officers decreased by 18% in 2009 as compared to 2008 and increased by 8% in 2010 as compared to 2009 with partial cash bonus awards having been reinstated with respect to the 2010 year.

For the first four years of the five-year period ended December 31, 2010, the trend for shareholder return shown in the above graph does not generally correspond to the trend in compensation (salary and bonuses) paid to the Corporation's Named Executive Officers. However, more recently, and particularly in 2010, there has been a greater correlation between the trends in shareholder return and the overall compensation paid to the Corporation's Named Executive Officers'. Thus, in 2010, the total compensation paid to the Corporation's Named Executive Officers has been more in line with the evolution of the Corporation's share price.

The Corporation's executive compensation is reviewed annually and set by the Board upon the recommendation of the Governance Committee. The Governance Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, the Corporation's performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended December 31, 2010, the Corporation has been a pre-profit biopharmaceutical company, of which the market price of its publicly traded equity securities may not fully reflect the long-term value of its underlying assets.

The trading price of the Common Shares on the TSX and NASDAQ is subject to fluctuation based on several factors, many of which are outside the control of the Corporation and some of which are disclosed and discussed under the heading "Risk Factors" in the Corporation's annual report on Form 20-F.

The Corporation also examines and considers executive compensation levels relative to certain industry peer groups comprising the Reference Group, many of which do not necessarily correspond to the market or trading price of the securities of the companies within the Reference Group.

6.8    Summary

In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, to a certain extent, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

If the circumstances so require, the Governance Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

By the Corporate Governance, Nominating and Human Resources Committee:

Pierre MacDonald, Chairman
José P. Dorais
Juergen Ernst

SECTION 7 — EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the Named Executive Officers a base salary and an annual bonus and that such executives will be eligible to receive grants of stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term. However, in addition to his Employment Agreement, Dr. Engel had previously entered into a service contract in his prior capacity as Managing Director with Aeterna Zentaris GmbH, the Corporation's principal subsidiary, which service contract has an indefinite term. Each of the Employment Agreements provides that, if the Corporation terminates the employment of a Named Executive Officer without cause, then the executive will be entitled to receive, in the case of Dr. Engel, a lump-sum payment, less statutory deductions, of the equivalent of 24 months of his then applicable base salary, an amount equivalent to twice the annual bonus received for the most recently completed year and an amount equivalent to twelve months of the cost of the other benefits to which he is entitled. In the case of Mr. Turpin, the lump-sum payment will be equivalent to 18 months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and 18 months of the value of the other benefits to which he is entitled. In the case of Dr. Blake and Messrs. Pelliccione and Seeber, they are entitled to receive, upon termination of employment without cause, a lump-sum payment equivalent to twelve months of their then applicable base salaries, an amount equivalent to the annual bonus received for the preceding year and twelve months of the value of the other benefits to which they are entitled.

Furthermore, each Named Executive Officer shall not, directly or indirectly, solicit any of the Corporation's customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation's products; nor shall any Named Executive Officer induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation's employees, for a period equal to one year following such executive's termination of employment with the Corporation.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Provisions Value ($)(1)(2)

Engel, Juergen	1,098,708

Turpin, Dennis	593,064

Blake, Paul	487,040

Seeber, Matthias	348,302

Pelliccione, Nicholas J.	424,290

(1)
The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2010).
(2)
Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

Pursuant to the Employment Agreements, each of the Named Executive Officers is also entitled to certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs and (ii) during the twelve-month period following the Change of Control, either the Corporation terminates the employment of the executive "without Cause", or if the executive terminates his or her employment "for Good Reason".

The Change of Control Payments are as follows:

•
for Dr. Engel and Mr. Seeber, (i) the equivalent of 24 months of their then prevailing annual base salaries, (ii) an amount equivalent to twice the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 24 months of the value of the benefits which were in force at the time of termination of the executive's employment, calculated on a yearly basis, including car allowance, but excluding operating costs;

•
for Mr. Turpin, the Change of Control Payment would be the same as in the context of a termination of employment described above, except that the 1.5 multiple of his bonus payment would be based on his potential bonus for the year in which the Change of Control occurs as opposed to his actual bonus received for the preceding financial year; and

•
for Dr. Blake and Mr. Pelliccione (i) the equivalent of 18 months of their then prevailing annual base salaries, (ii) an amount equivalent to 1.5 times the annual bonus, if any, which the executive would have been entitled to receive in the year during which the Change of Control occurred, and (iii) an amount equivalent to 18 months of the value of the benefits which were in force at the time of termination of the executive's employment, calculated on a yearly basis, including car allowance, but excluding operating costs.

All Change of Control Payments described above are subject to applicable statutory withholdings. In addition, any outstanding stock options held by a Named Executive Officer are unaffected by the change of control provisions included in the Employment Agreements and, in the event of a Change of Control followed by termination of employment within twelve months, such stock options will be treated in accordance with the applicable provisions of the Stock Option Plan described in Section 6.3.7 of this Circular.

For the purposes of the Employment Agreements (including the annexes and schedules thereto):

•
a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in securities of the Corporation representing in any circumstance 50% or more of the voting rights attaching to the then outstanding securities of the Corporation; (ii) upon a sale or other disposition of all or substantially all of the Corporation's assets; (iii) upon a plan of liquidation or dissolution of the Corporation; or (iv) if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

•
termination of employment by the Corporation "for Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

•
termination of employment by the executive officer for "Good Reason" means the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of the relevant Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Corporation which materially affects his or her authority, compensation or ability to perform duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in the relevant Employment Agreement.

The following table shows estimated incremental payments triggered pursuant to a Change of Control of the Corporation in accordance with the change of control provisions described above:

Name	Change of Control Provision Value ($)(1)(2)

Engel, Juergen	1,388,905

Turpin, Dennis	675,816

Blake, Paul	826,635

Seeber, Matthias	875,139

Pelliccione, Nicholas J.	728,019

(1)
The termination values assume that the triggering event took place on the last business day of the Corporation's financial year-end (December 31, 2010).
(2)
Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.

SECTION 8 — APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

8.1  Appointment of Auditors

The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the directors of the Corporation to determine their compensation.

8.2  Audit Committee Disclosure

National Instrument 52-110 — Audit Committees ("N1 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee both in this Circular as well as in its annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com.

8.3  Composition of the Audit Committee

Mr. Pierre Lapalme, Mr. Gérard Limoges, FCA (Chairman) and Mr. Pierre MacDonald are the current members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of N1 52-110.

8.4  Education and Relevant Experience

The education and relevant experience of each of the current members of the Audit Committee are described below.

Pierre Lapalme — Mr. Lapalme has served as a director on our Board since December 2009. Mr. Lapalme has over the course of his career held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of the National Pharmaceutical Council USA and was a Board member of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was Board member and Chairman of the Board of Sciele Pharma Inc. which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Inc., Chairman of the Board of Pediapharm Inc. and Board member of Algorithme Pharma Inc. He studied at the University of Western Ontario and at INSEAD, France.

Gérard Limoges, FCA — Mr. Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges is currently participating, at the request of the Board of the University of Montreal, in the selection of the Dean of the Faculty of Medicine. Mr. Limoges is a board member or trustee and chairman of the Audit Committees of the following public companies: Aeterna Zentaris Inc., Atrium Innovations Inc. (TSX), Hartco Inc. (TSX), Hart Stores Inc. (TSX) and Homburg Canada Real Estate Investment Trust. He is also a board member of private companies and various charities. Mr. Limoges received the Order of Canada in 2002.

Pierre MacDonald — Mr. MacDonald has served as a director on our Board since 2000. Mr. MacDonald is President and CEO of MacD Consult Inc., a management consulting firm in international finance and marketing, based in Montreal. He served as the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. In December 1995, he was elected to the National Assembly of Québec and became Minister of International Trade and Technology. He was also named Vice Chairman of the Treasury Board of the Government of Quebec. He also served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Master of Commerce degrees from Laval University in Quebec City.

8.5  Pre-Approval Policies and Procedures

Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule C to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6  External Auditor Service Fees

In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years.

Fees	Financial Year Ended December 31, 2010 ($)	Financial Year Ended December 31, 2009 ($)

Audit Fees(1)	605,614	435,710

Audit-Related Fees(2)	131,833	44,485

Tax Fees(3)	58,476	63,819

All other Fees(4)	—	4,164

Total Fees:	795,923	548,178

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.
(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectus supplements and the delivery of customary consent and comfort letters in connection therewith, as well as evaluations of accounting policy decisions and expected adjustments related to the transition to IFRS.
(3)
Incurred in respect of tax compliance, tax planning and tax advice.
(4)
Refers to all fees not included in audit fees, audit-related fees and tax fees.

SECTION 9 — PROPOSED AMENDMENT TO THE CORPORATION'S ARTICLES

Section 132 of the Canada Business Corporations Act (the "CBCA") provides that a corporation may convene and hold shareholder meetings at a place outside of Canada if the place is specified in such corporation's articles or if all of the shareholders entitled to vote at a meeting agree that such meeting is to be held at such place. Section 173 of the CBCA permits, by special resolution of the shareholders, an addition to the articles of any provision that is permitted by the CBCA to be set out in the articles.

In the past two years, the majority of the Corporation's shareholder base has shifted from Canada to the United States, largely as a result of the Corporation having completed several equity financings by way of "registered direct offering" in the United States since June 2009. In fact, the trading volume of the Corporation's shares on the NASDAQ Stock Market now surpasses trading on the TSX by a rather significant margin. In light of this increased U.S. shareholder base of the Corporation, the Board believes that it would be beneficial both to the Corporation and its shareholders to permit shareholder meetings to be held in certain key U.S. metropolitan areas or, potentially, in locations in which the Corporation's principal operating subsidiaries are headquartered, namely Warren, New Jersey, U.S.A. and Frankfurt-am-Main, Germany.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve a special resolution (the "Special Resolution") authorizing the Board to file articles of amendment under the CBCA to permit shareholder meetings to be held outside of Canada and, in particular, to permit shareholder meetings to be held in New York, NY, U.S.A., San Francisco, CA, U.S.A., Chicago, IL, U.S.A, Boston, MA, U.S.A., Warren, New Jersey, U.S.A., or in Frankfurt-am-Main, Germany.

To be adopted, the Special Resolution must be approved by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders voting in respect of such resolution. The text of the Special Resolution to be voted on at the Meeting by the shareholders is set forth below:

"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS:

  1.
  THAT the articles of incorporation of the Corporation be amended to permit meetings of shareholders to be held outside of Canada, and, in particular, to permit shareholder meetings to be held in New York, NY, U.S.A., San Francisco, CA, U.S.A., Chicago, IL, U.S.A, Boston, MA, U.S.A., Warren, New Jersey, U.S.A, as well as in Frankfurt-am-Main, Germany;
  2.
  THAT any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;
  3.
  THAT notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to the issuance by the Director under the Canada Business Corporations Act of a certificate of amendment of articles referred to in paragraph 1 of this special resolution, without further notice to, or approval of, the holders of the Common Shares of the Corporation; and
  4.
  THAT any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

The Board of Directors believes that the proposed amendment to the articles of incorporation of the Corporation is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the Special Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Special Resolution set forth above at the Meeting.

SECTION 10 — RESTATEMENT OF GENERAL BY-LAWS

On March 22, 2011, the Board of the Corporation passed a resolution approving By-Law 2011-1, being a by-law to repeal the Corporation's Code of General By-Laws, and enacted a new By-Law One in replacement thereof. Generally, these amendments were passed so as to harmonize the Corporation's general by-laws with various amendments to the CBCA that came into force since the original adoption of the Code of General By-Laws in November 1995 and to update and modernize the Corporation's by-laws in order to (i) simplify the governance of the Corporation, and (ii) avoid duplication or conflict with existing provisions of the CBCA.

The amendments to the general by-laws, if confirmed by the shareholders at the Meeting, will, among other things, provide greater flexibility to the Corporation in connection with the holding of meetings of shareholders by decreasing the quorum for such meetings. The Code of General By-Laws of the Corporation provided that the quorum for shareholder meetings shall be the holder or holders of not less than twenty percent (20%) of the outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative. Up until relatively recently, between 35% and 40% of the Corporation's issued and outstanding Common Shares were held by three significant shareholders who, historically, were present or represented by proxy at each of the Corporation's shareholder meetings, thereby ensuring the Corporation's 20% quorum was attained. On a few occasions in recent years, including at the 2010 annual meeting of shareholders, were it not for the votes cast by such significant shareholders, quorum would not have been attained. Given that these shareholders have, to the best of the Corporation's knowledge, since disposed of all or a substantial portion of their Common Shares and that their remaining holdings, if any, have been diluted substantially following the equity financings completed by the Corporation since June 2009, the Corporation now has a large number of shareholders and, to its knowledge as at the date of this Circular, no longer has any shareholders holding in excess of 5% of the issued and outstanding Common Shares.

Therefore, in light of the Corporation's now widely-held shareholder base, to ensure that the attainment of quorum will not be an issue in the future, the Board has resolved to amend the by-laws of the Corporation to reduce the quorum required for shareholder meetings to the holder or holders of not less than ten percent (10%) of the issued and outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative. The new quorum requirement will permit shareholder meetings to be constituted so that shareholder business may be conducted on the date fixed for the meetings, by reducing the likelihood that shareholder meetings will be adjourned due to a lack of quorum. This in turn will ensure normal course of business will not be impeded and avoid increased costs and administrative delays that result from holding an adjourned meeting.

The Board believes that this lower shareholder quorum threshold is consistent with those of similarly sized, widely-held, Canadian life sciences or biopharmaceutical public companies, including a number of such Canadian companies listed on a stock exchange in the United States, and is in the best interests of the Corporation.

Subsection 103(2) of the CBCA provides that an amendment or a repeal of a by-law made by the Board must be submitted to shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

The text of the proposed By-Law One, which would replace the Corporation's existing Code of General By-Laws, is set out in Schedule F to this Circular.

Shareholders of the Corporation will be asked to approve, confirm and ratify By-Law One by adopting the resolution (the "Ordinary Resolution") in substantially the form below.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION:

  1.
  THAT By-Law 2011-1 of the Corporation, being a by-law to repeal the Code of General By-Laws of the Corporation, enacted and made by the directors of the Corporation on March 22, 2011, be, and it is hereby, confirmed, as By-Law 2011-1 of the Corporation;
  2.
  THAT By-Law One of the Corporation, being the general administrative by-law of the Corporation, enacted and made by the directors of the Corporation on March 22, 2011, be, and it is hereby, confirmed as By-Law One of the Corporation; and
  3.
  THAT any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

Approval of the foregoing Ordinary Resolution requires the affirmative vote of a simple majority of the votes cast in respect thereof at the Meeting. The Board of Directors believes that the proposed repeal and restatement of the Corporation's general by-laws are in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the Ordinary Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Ordinary Resolution set forth above at the Meeting.

SECTION 11 — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2005, the Canadian Securities Administrators (the "CSA") adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201 — Corporate Governance Guidelines (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make certain specified disclosure regarding their governance practices. The Board considers good corporate governance to be important to the effective operations of the Corporation. The Governance Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Governance Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends such governance practices from time to time.

Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.

SECTION 12 — INDEBTEDNESS OF DIRECTORS AND OFFICERS

Neither at any time during the financial year ended December 31, 2010 nor as at March 24, 2011 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.

SECTION 13 — INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, the Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

In April and June 2010, certain Arcoda Funds managed by Arcoda Capital Management LP participated in two "registered direct" equity financings conducted by the Corporation, as a result of which such funds acquired Common Shares and warrants to acquire Common Shares. Each of these financings was negotiated and concluded on a third-party, arm's-length basis. Mr. Michael Meyers, a director of the Corporation, is the Chief Executive Officer and Chief Investment Officer of Arcoda Capital Management LP. At the time of the equity financings in April and June 2010, Mr. Meyers was not a director of the Corporation.

SECTION 14 — INSURANCE OF DIRECTORS AND OFFICERS

The Corporation purchases liability insurance for the benefit of its directors and officers, which protects them against certain liabilities incurred by them while acting in such capacity. In 2010, this insurance provided a maximum coverage of $29,100,000 per event and policy year. For the financial year ended December 31, 2010, the premium paid by the Corporation was $508,263. When the Corporation is authorized or required to indemnify insured persons, a deductible of $242,500 applies, except for securities-based claims, for which the deductible is $485,000. It is anticipated that the premium to be paid in respect of such insurance for the financial year ending December 31, 2011 will be approximately $459,780.

SECTION 15 — SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals must be submitted no later than December 26, 2011 in order that the Corporation may include them in its management information circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2012.

SECTION 16 — ADDITIONAL INFORMATION

The Corporation will provide the following documents to any person or company upon request to the Chief Financial Officer of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

  (i)
  one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and
  (ii)
  one copy of this Circular.

In addition, the Corporation's annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2010.

SECTION 17 — MAIL SERVICE INTERRUPTION

If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 4820-52 Street S.E. Calgary, Alberta T2B 3R2	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8

Ontario 11th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830, 510 Burrard Street Vancouver, British Columbia V6C 3B9	Manitoba 201 Portage Avenue Winnipeg, Manitoba R3B 3K6

SECTION 18 — DIRECTORS' APPROVAL

The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.

Dated at Montreal, Quebec, Canada, March 24, 2011.

Elliot Shapiro
Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.     BOARD OF DIRECTORS

  A.  Disclose the identity of directors who are independent.

  Messrs. Aubut, Dorais, Ernst, Lapalme, Limoges, MacDonald and Meyers are independent.

  B.  Disclose the identity of directors who are not independent and describe the basis for that determination.

  Dr. Engel, the President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

  C.  Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

  The Board is currently composed of a majority of independent directors, being seven (7) out of eight (8) directors. Management is proposing seven (7) candidates for election as directors at the Meeting, of which six (6) are independent.

  D.  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Aubut, Marcel	Boralex Power Income Fund Boralex Inc.

Ernst, Juergen	Pharming Group N.V.

Lapalme, Pierre	BioMarin Pharmaceutical Inc.

Limoges, Gérard	Atrium Innovations Inc. Hartco Inc. Hart Stores Inc. Homburg Canada Real Estate Investment Trust

  E.  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

  At each Board meeting, there is a portion at which non-independent directors and members of management are not in attendance. In 2010, three meetings were held at which non-independent directors and members of management were not in attendance.

  F.  Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

  Mr. Juergen Ernst, Chairman of the Board, is considered an independent director.

  G.  Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

	Board	Audit Committee	Governance Committee

Marcel Aubut	4/5	N/A	N/A

Martha Byorum(1)	2/2	2/2	N/A

José P. Dorais	5/5	N/A	2/2

Juergen Engel	5/5	N/A	N/A

Juergen Ernst	5/5	N/A	2/2

Pierre Lapalme	4/5	2/3	N/A

Pierre Laurin(2)	2/2	N/A	1/1

Gérard Limoges	5/5	4/4	N/A

Pierre MacDonald(3)	3/5	2/4	1/2

Gerald Martin(4)	2/2	N/A	N/A

(1)
Martha Byorum was a director of the Corporation from 2001 to May 13, 2010. She did not stand for re-election at the annual and special meeting of shareholders held on May 13, 2010.
(2)
Pierre Laurin was a director of the Corporation from 1998 to May 13, 2010. He did not stand for re-election as director at the annual and special meeting of shareholders held on May 13, 2010.
(3)
Mr. MacDonald is not standing for re-election as a director at the Meeting.
(4)
Gerald J. Martin was a director of the Corporation from 2006 to May 13, 2010. He did not stand for re-election as director at the annual and special meeting of shareholders held on May 13, 2010.

2.     BOARD MANDATE

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

  The Board has adopted and approved a written mandate that was revised on March 4, 2008, a copy of which is attached as Schedule B to this Circular.

3.     POSITION DESCRIPTIONS

  A.  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

  The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chairman assists the President and CEO in overseeing the operational aspects involved in managing the Corporation. In addition, the Chairman ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

  B.  Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.

  The Board and the CEO have developed a written position description for the CEO. The Board expects the CEO and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.     ORIENTATION AND CONTINUING EDUCATION

  A.  Briefly describe what measures the Board takes to orient new directors regarding:

    (i)
    the role of the Board, its committees and its directors, and
    (ii)
    the nature and operation of the issuer's business.

  The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the CEO meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

  B.  Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

  Continuous information is provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.). At every meeting of the Board, directors have an opportunity to hear presentations by executive officers on various topics regarding the Corporation's operations.

5.     ETHICAL BUSINESS CONDUCT

  A.  Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

    (i)
    Disclose how a person or company may obtain a copy of the code.

  The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Circular and is also accessible on the Corporation's Web site at www.aezsinc.com and at www.sedar.com.

    (ii)
    Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

  A copy of the Code was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code as and when it is updated. In addition, each new director, officer or employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

    (iii)
    Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

  No material change report has been filed by the Corporation since January 1, 2010 regarding departures from the Code by directors or executive officers.

  B.  Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

  There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

  C.  Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

  On the website of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the Web site of the Corporation. In addition, in conformity with our policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.     NOMINATION OF DIRECTORS

  A.  Describe the process by which the Board identifies new candidates for Board nomination.

  The selection of new candidates is made by the Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee"). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

  B.  Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.

  The Governance Committee is composed entirely of independent directors.

  C.  If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

  The Governance Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.     COMPENSATION

  A.  Describe the process by which the Board determines the compensation for the directors and officers.

  The compensation of directors and officers is recommended by the Governance Committee to the Board for approval. Compensation is reviewed annually by means of studies and, with respect to a reference market composed of comparable businesses.

  B.  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

  The Governance Committee serves as the Board's compensation committee. Each member of the Governance Committee is an independent director.

  C.  If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

  The Governance Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Governance Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

  D.  If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

  No external compensation consultant or advisor was retained for the financial year ended December 31, 2010.

8.     OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Audit Committee and the Governance Committee are the sole standing committees of the Board.

9.     ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance Committee is responsible for assessing the Board as a whole and each individual director including the Chairman of the Board. The Chairman of the Board, who is also a member of the Governance Committee, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.     STEWARDSHIP RESPONSIBILITY

The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercise pursuant to the law, relating to the administration and affairs of the Corporation.

2.     COMPOSITION OF THE BOARD AND OPERATION

The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.

The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.

The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.

The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.

The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

The Corporate Governance, Nominating and Human Resources Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.     RESPONSIBILITIES

The Board has the following specific responsibilities:

  (a)  Strategic Planning

    (i)
    Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.
    (ii)
    Approving and monitoring the implementation of the Corporation's annual business plan.
    (iii)
    Advising management on strategic issues.

  (b)  Human Resources and Performance Assessment

    (i)
    Choosing the Chief Executive Officer (the "CEO") and approving the appointment of officers of the company.
    (ii)
    Monitoring and assessing the performance of the CEO and other members of the Executive Committee and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.
    (iii)
    Assuring the existence and appropriately monitoring a management and Board succession planning process.
    (iv)
    Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members as well as relevant securities regulations and guidelines.
    (v)
    Approving the list of Board nominees to be submitted for election by shareholders.
    (vi)
    Approving stock option and stock grant awards exceeding the limits delegated to the CEO.
    (vii)
    Reviewing and considering management requests regarding the hiring of consultants associated with the committee's responsibilities.

  (c)  Financial Matters and Internal Control

    (i)
    Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.
    (ii)
    Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.
    (iii)
    Level of authority structure.
    (iv)
    Approving annual operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations exceeding an aggregate value.
    (v)
    Selecting, engaging and managing the external financial auditors of the company.
    (vi)
    Determining dividend policies and procedures.
    (vii)
    Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.
    (viii)
    Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
    (a)
    the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;
    (b)
    the review of the Audit Committee on external auditors' independence and qualifications;
    (c)
    the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and
    (d)
    the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

    (ix)
    Monitoring the Corporation's compliance with applicable legal and regulatory requirements.
    (x)
    Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public

  (d)  Corporate Governance Matters

    (i)
    Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.
    (ii)
    Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.
    (iii)
    Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.
    (iv)
    Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.
    (v)
    Adopting orientation and continuing education programs for directors.

  (e)  Pension-Related Matters

    (i)
    Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008.

SCHEDULE C

AUDIT COMMITTEE CHARTER

1.     MISSION STATEMENT

The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.

The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.     POWERS

The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

  •
  Perform activities within the scope of its charter.
  •
  Engage independent counsel and other advisers as it deems necessary to carry out its duties.
  •
  Set and pay the compensation for any advisors it employs.
  •
  Ensure the attendance of company officers at meetings as appropriate.
  •
  Have unrestricted access to members of management, employees and relevant information.
  •
  Communicate directly with the internal and external auditors.

3.     COMPOSITION

  •
  The Audit Committee shall be formed of a minimum of three members, each of which shall be a director not holding a management function.
  •
  Each member shall provide a useful contribution to the Committee.
  •
  All members shall be independent of management.
  •
  All members must be financially literate.
  •
  The chairperson of the Audit Committee shall be appointed by the Board from time to time.
  •
  The term of the mandate of each member shall be generally one year.
  •
  The quorum requirement for any meeting shall be a majority of the members.
  •
  The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.     MEETINGS

  •
  If deemed necessary, the Audit Committee may invite other individuals.
  •
  External auditors shall be invited, if needed, to make presentations to the Audit Committee.
  •
  The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.
  •
  The Audit Committee will meet with the external auditors at least once a year without management presence.
  •
  The minutes of each meeting shall be recorded.

5.     ROLE AND RESPONSIBILITIES

  A.  Financial Information

    (i)
    Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
    (ii)
    Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

    (iii)
    Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.
    (iv)
    Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.
    (v)
    Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.
    (vi)
    Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.
    (vii)
    Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.
    (viii)
    Meet with management and the external auditors to review the financial statements and the results of the audit.
    (ix)
    Consider management's handling of proposed audit adjustments identified by the external auditors.
    (x)
    Ensure that the external auditors communicate certain required matters to the Committee.
    (xi)
    Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.
    (xii)
    Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.
    (xiii)
    To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:
    –
    Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
    –
    Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;
    –
    Generally accepted accounting principles have been consistently applied;
    –
    There are any actual or proposed changes in accounting or financial reporting practices;
    –
    There are any significant or unusual events or transactions;
    –
    The company's financial and operating controls are functioning effectively;
    –
    The company has complied with the terms and conditions of loan agreements or security indentures; and
    –
    The interim financial statements contain adequate and appropriate disclosures.
    (xiv)
    Ensure that the external auditors communicate certain required matters to the Committee.

  B.  External Audit

    (i)
    Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).
    (ii)
    Consider the independence of the external auditor and any potential conflicts of interest.
    (iii)
    Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.
    (iv)
    Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.
    (v)
    Make sure to receive periodic reports from the external auditors.
    (vi)
    Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

    (vii)
    Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.
    (viii)
    Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.
    (ix)
    Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.
    (x)
    Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

  C.  Internal Control

    (i)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.
    (ii)
    Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.
    (iii)
    Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.
    (iv)
    Gain an understanding of the current areas of financial risk and how these are being handled by the management.
    (v)
    Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.
    (vi)
    Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
    (vii)
    Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.
    (viii)
    Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

  D.  Corporate governance

    (i)
    Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.
    (ii)
    Periodically obtain updates from management, general counsel, and tax director regarding compliance.
    (iii)
    Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.
    (iv)
    Review the findings of any examinations by regulatory agencies.
    (v)
    Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.
    (vi)
    Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.
    (vii)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.
    (viii)
    Review the program for monitoring compliance with the Code of Ethical Conduct.
    (ix)
    Periodically obtain updates from management and general counsel regarding compliance.

  E.  Other Responsibilities

    (i)
    Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.
    (ii)
    Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.
    (iii)
    Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.
    (iv)
    Review the policies and procedures in effect for considering officers' expenses and perquisites.
    (v)
    If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.
    (vi)
    Perform other oversight functions as requested by the full Board.
    (vii)
    Regularly update the Board of Directors about Committee activities and make appropriate recommendations.
    (viii)
    Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.
    (ix)
    Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.
    (x)
    Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.
    (xi)
    Review and update the Committee charter annually.
    (xii)
    Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009 and March 23, 2010.

SCHEDULE D

MANDATE OF THE CORPORATE
GOVERNANCE, NOMINATING AND HUMAN
RESOURCES COMMITTEE

The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") of Aeterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.     COMPOSITION OF THE COMMITTEE AND OPERATION

The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. The chairperson of the Governance Committee shall be appointed by the Board from time to time, and the term of the mandate of each member shall be generally one year. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.

The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.

The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof.

The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.     RESPONSIBILITIES

The Governance Committee has the following responsibilities:

  (a)  Board of Directors

    (i)
    Monitoring the size and composition of the Board to ensure effective decision-making.
    (ii)
    Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.
    (iii)
    Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.
    (iv)
    Assisting the Board in determining Board committee membership.
    (v)
    Making recommendations to the Board with respect to directors' compensation.
    (vi)
    Reviewing periodically the mandates of the Board and its committees.
    (vii)
    Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

  (b)  Corporate Governance Matters

    (i)
    Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.
    (ii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

D-1

    (iii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.
    (iv)
    Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular or Annual Information Form, in accordance with applicable rules and regulations.
    (v)
    Developing and reviewing orientation and continuing education programs for directors.
    (vi)
    Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

  (c)  Senior Management

    (i)
    Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.
    (ii)
    Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.
    (iii)
    Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.
    (iv)
    Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.
    (v)
    Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.
    (vi)
    Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

  (d)  Other Human Resources Matters

    (i)
    Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.
    (ii)
    Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.
    (iii)
    Making recommendations to the Board with respect to incentive compensation plans, including securitybased compensation plans.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.

Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009 and March 23, 2010.

D-2

SCHEDULE E

CODE OF ETHICAL CONDUCT

Aeterna Zentaris Inc. ("Aeterna Zentaris") and all of the directors, officers and employees of Aeterna Zentaris and its subsidiaries (collectively with Aeterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

Accordingly, the Board of Directors of Aeterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Aeterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company and ask for help.

Policies and Practice

General Conduct — Conflicts of Interest

You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.

Protection and Proper Use of Aeterna Zentaris' assets

All employees, officers and directors should protect Aeterna Zentaris' assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Aeterna Zentaris' assets. All of Aeterna Zentaris' assets should be used only for legitimate business purposes.

Fair Dealing

Each employee, officer and director shall endeavor to deal fairly with Aeterna Zentaris' partners, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Compliance with Laws, Rules and Regulations

In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.

Public Disclosure — Confidentiality of Non-Public Information

As a public company, Aeterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Aeterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Aeterna Zentaris.

Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

Compliance with this Code of Ethical Conduct

All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.

The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

Duty to Report Violations of this Code of Ethical Conduct — No Retaliation

The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.

All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.

Details, on how to access this reporting service or how to contact the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company, are available on Aeterna Zentaris' Web site at www.aezsinc.com under section Investors/Governance.

Disciplinary Actions

The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.

As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of employment.

In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct

Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company. The Board of Directors of Aeterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Aeterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Aeterna Zentaris) may be made by the Senior Vice President, Administration and Legal Affairs or the Corporate Secretary of the Company.

Aeterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Aeterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Aeterna Zentaris' securities are listed.

Amendments to this Code of Ethical Conduct

The Board of Directors of Aeterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.

Final Provision

The Senior Vice President, Administration and Legal Affairs and the Corporate Secretary of the Company agree to keep each other informed of the reception of any information or report in connection with the Code of Ethical Conduct.

Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on November 3, 2004, December 13, 2005, March 2, 2007 and March 10, 2009.

SCHEDULE F

BY-LAW ONE

MEETINGS OF SHAREHOLDERS AND DIRECTORS,
COMMITTEES AND OTHER MATTERS

ARTICLE l.    MEETINGS OF SHAREHOLDERS.

1.1    Place, Time and Notice.    Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place and at such time as the Board of Directors, the Chief Executive Officer or the President may determine, from time to time.

1.2.    Electronic Meetings.    If the directors of the Corporation call a meeting of shareholders pursuant to the laws governing the Corporation, those directors may determine that the meeting shall be held in accordance with the regulations, if any, governing the Corporation entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

1.3.    Chairman.    Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, a Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of shareholders. All of the foregoing officers may attend such meetings but no Vice-President shall act as chairman if the Board of Directors shall have determined that he shall not so act. If all of the foregoing officers be absent or unable or refuse or fail to act, the persons present may choose a chairman.

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any proxy, shall be conclusive and binding upon the shareholders. A declaration by the chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact.

The chairman of any meeting of shareholders may, in his discretion, order a ballot. Moreover, any shareholder or its representative, where the shareholder is a body corporate or an association, or his proxyholder, either before or after any vote by show of hands, may require a ballot on any question at any time before the termination of the meeting. A demand for a ballot may be withdrawn.

If at any meeting a ballot is to be taken, it shall be taken in such manner and either at once or after adjournment as the chairman directs. The result of a ballot shall be deemed to be a resolution of the meeting at which the ballot was taken whether or not a vote on a show of hands had previously been taken on the same question.

The chairman of any meeting of shareholders may appoint up to two (2) persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

1.4.    Quorum.    The holder or holders of not less than ten (10) per cent of the outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative, shall constitute a quorum.

The quorum at any reconvened meeting of shareholders so adjourned is fixed at one (1) shareholder present or represented in accordance with this By-Law. The reconvened meeting may then proceed to examine and dispose of the business for which it was called.

1.5    Voting Rights.    At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to one (1) vote for each voting share; if, however, in virtue of the law or the articles of the Corporation another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

1.6    Particulars of Proxies.    The directors may also permit particulars of proxies for use at or in connection with any such meeting which have been deposited with the Corporation or its agent at a place other than the place of such meeting to be cabled, telecopied or telegrammed to the secretary of the Corporation prior to such meeting. In such event, such proxies, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

ARTICLE 2.    MEETINGS OF DIRECTORS.

2.1.    Place, Time and Notice.    Immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, provided that they shall constitute a quorum, without notice, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Subject to the provisions of any resolution of the Board of Directors, meetings of the Board of Directors may be called at any time by the Chairman of the Board or a Vice or Deputy Chairman of the Board or the President or any Vice-President who is a director or any two directors and notice of the time and place for holding any meeting of the Board of Directors shall be given at least twelve (12) hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the Board of Directors.

The Board of Directors may also from time to time provide for the holding of regular meetings of the Board of Directors at such place, within or outside of Canada, with or without notice, as may be determined by resolution.

2.2.    Chairman.    Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, any Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of the Board of Directors; provided that neither the President nor any Vice-President shall so act unless he is a director. If all of the foregoing officers be absent or unable or refuse or fail to act, the directors present may choose a chairman from among their number. The chairman at any meeting of directors may vote as a director.

2.3.    Quorum.    Except where the Corporation has only one director, the Board of Directors may, from time to time, fix by resolution the quorum for meetings of the Board of Directors but until otherwise fixed a majority of directors in office, from time to time, shall constitute a quorum.

ARTICLE 3.    COMMITTEES

3.1    Election.    The Board of Directors may, from time to time, appoint from their number committees of directors, however designated, containing such proportion of Canadian residents as may be required by law.

3.2    Chairman, Quorum and Procedure.    Any committee of directors shall have the power to appoint a chairman and a vice or deputy chairman, to fix its quorum, which quorum shall consist of not less than a majority of its members, and to determine its procedure.

3.3    Secretary.    The secretary of the Corporation shall act as secretary of each committee of directors unless some other secretary be appointed by the committee.

3.4    Powers.    The Board of Directors may delegate to any such committee of directors any of the powers of the board except those which by law a committee of directors has no authority to exercise.

3.5.    Proceedings open to the Board.    All proceedings of committees of directors shall be open to the examination of the Board of Directors of the Corporation and shall be reported to the board of directors if and when the Board of Directors so directs.

3.6.    Meetings.    Meetings of committees of directors may be held at the registered office of the Corporation or at such other place within or outside of Canada as a committee may from time to time determine. Meetings of a committee may be called by or by the order of the president, the chairman of the committee, the vice-chairman or any two (2) members thereof.

3.7.    Remuneration.    The members of a committee of directors shall be entitled to receive such remuneration for their services as members of the committee as the directors may from time to time determine.

3.8.    Removal and Replacement.    The directors may from time to time remove any member of a committee of directors from office.

The directors may also from time to time fill any vacancy which may occur in the membership of a committee.

ARTICLE 4.    OTHER MATTERS

4.1.    Indemnification.    The Corporation shall, to the full extent provided by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Aeterna Zentaris Inc.    1405 du Parc-Technologique Blvd.
Quebec City, Quebec, Canada    T 418 652-8525    F 418 948-9191
www.aezsinc.com

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